Exhibit 3.1

                     AMENDMENT OF ARTICLES OF INCORPORATION
                                       OF
                                MARKETLINK, INC.



     Article I of the Articles of Incorporation of MarketLink, Inc. has been amended in its entirety to read as follows:


                                   "ARTICLE I.

     Name. The name of the Corporation shall be OneLink Communications, Inc."


     Article III of the Articles of Incorporation of MarketLink, Inc. has been amended in its entirety to read as follows:


                                  "ARTICLE III.

     3.1) Authorized Shares. The aggregate number of shares the corporation has authority to issue shall be 50,000,000 shares, which shall have a par value of $.01 per share, and which shall consist of 40,000,000 shares of Common Stock and 10,000,000 undesignated shares.

     The Board of Directors of the corporation is authorized to establish from the undesignated shares, by resolution adopted and filed in the manner provided by law, one or more classes or series of shares, to designate each such class or series (which may include but is not limited to designation as additional shares of Common Stock), and to fix the relative rights and preferences of each such class or series.

     The Board of Directors shall have the authority to issue shares of a class or series, shares of which may then be outstanding, to holders of shares of another class or series to effectuate share dividends, splits or conversion of its outstanding shares."


     I certify that I am authorized to execute this Amendment and I further certify that I understand that by signing this Amendment I am subject to the penalties of perjury as set forth in Minnesota Statutes, Section 609.48, as if I had signed this Amendment under oath.

    Dated:  January 2, 1997



                                          /S/ Nicholas C. Bluhm
                                          Nicholas C. Bluhm, President